August 27, 2012

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:           Progressive Care, Inc.
File No. 000-52684

This letter is in response to our recent oral conversation regarding our form 10-K for the fiscal year ended December 31, 2011.

What we intend to file as restated financials (as stated in our 8-K and most current 10-Q)

On May 28, 2012, Progressive Care Inc. (the “Company”) concluded that the following financial statements required restatement: its audited financial statements for the year ended December 31, 2010 filed in an annual report on Form 10-K with the SEC on April 15, 2011; (ii) its audited financial statements for the year ended December 31, 2011, filed in an annual report on Form 10-K with the SEC on April 16, 2012; (iii) its unaudited financial statements for the period ended March 31, 2011, filed in a quarterly report on Form 10-Q with the SEC on May 23, 2011; (iv) its unaudited financial statements for the period ended June 30, 2011, filed in a quarterly report on Form 10-Q with the SEC on August 22, 2011; (v) its unaudited financial statements for the period ended September 30, 2011, filed in a quarterly report on Form 10-Q with the SEC on November 14, 2011, and (vi) its unaudited financial statements for the period ended March 31, 2012, filed in a quarterly report on Form 10-Q with the SEC on May 21, 2012.

The Company plans to files these restatements within 30 days.

Regarding, Note 4 - ASC 250-10-45 and our disclosure relating to our bad debt allowance, we are revising our disclosure to not include the word “error”. Our disclosure of how we calculate the reserve is as follows (as shown in our most current 10-Q).

“The Company recorded an approximate 5% allowance for bad debt for estimated differences between expected and actual payment of accounts receivables. These reductions are made based upon estimates that are determined by historical experience, contractual terms, and current conditions. Each quarter, the Company reevaluates its estimates to assess the adequacy of its allowance, adjusting the amounts as necessary.”

1111 Park Center Blvd, Suite 202, Miami Gardens, FL 33169
Ph: 786-657-2060 ◦ Fax: 786-955-6619
www.progressivecareus.com ◦ info@progressivecareus.com

United States Securities and Exchange Commission
June 7, 2012

Regarding, Note 13 – Income Tax

We are revising our tax footnote to better explain our income tax liability and the changes in our accrued tax payable. As part of the footnote, we plan to include a roll forward detailing all accruals and payments up to and including December 31, 2011.

Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan Jay Weisberg
Alan Jay Weisberg, CFO